OCT. 28, 2002

OFFICE OF INTERNATIONAL
CORPORATE FINANCE
SECURITIES AND EXCHANGE COMMISSION
450 FIFTH STREET, N.W.
WASHINGTON, D.C. 20549

RE: FAR-BEN, S.A. DE C.V.
(THE "ISSUER"): FILE N° 82-3600

DEAR SIR OR MADAM::

ON BEHALF OF THE ISSUER, WE ENCLOSE FOR FILING THE ISSUER'S.

1.- CONSOLIDATED FINANCIAL STATEMENT FOR THE THIRD QUARTER OF 2002.

THE RELEASES ARE TO BE FILED WITH RESPECT TO THE ISSUER'S OBLIGATIONS PURSUANT TO RULE 12g3-2 (b). KINDLY ACKNOWLEDGE RECEIPT OF THIS LETTER BY STAMPING AND RETURNING THE ENCLOSED COPY IN THE SELF-ADDRESSED, STAMPED ENVELOPE PROVIDED FOR YOUR CONVENIENCE..

dlw 11/18

VERY TRULY YOURS,

RENE ROMO CHAVEZ
INFORMATION FINANCIAL MANAGER
TEL. (81-8) 150-77.00

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **BEVIDES** Quarter: **3** Year: **2002**

FAR BEN, S. A. DE C. V.

CONSOLIDATED FINANCIAL STATEMENT

AT SEPTEMBER 30 OF 2002 AND 2001

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**2,209,731**	**100**	**2,647,033**	**100**
2	**CURRENT ASSETS**	**789,977**	**36**	**1,105,948**	**42**
3	CASH AND SHORT-TERM INVESTMENTS	14,029	1	74,173	3
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	154,819	7	168,703	6
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	51,304	2	54,403	2
6	INVENTORIES	548,220	25	767,499	29
7	OTHER CURRENT ASSETS	21,605	1	41,170	2
8	**LONG-TERM**	**10,305**	**0**	**7,069**	**0**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	0	0	0	0
11	OTHER INVESTMENTS	10,305	0	7,069	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**964,956**	**44**	**1,141,320**	**43**
13	PROPERTY	466,419	21	463,932	18
14	MACHINERY AND INDUSTRIAL	0	0	0	0
15	OTHER EQUIPMENT	1,372,561	62	1,516,853	57
16	ACCUMULATED DEPRECIATION	874,024	40	839,465	32
17	CONSTRUCTION IN PROGRESS	0	0	0	0
18	**DEFERRED ASSETS (NET)**	**432,420**	**20**	**369,751**	**14**
19	**OTHER ASSETS**	**12,073**	**1**	**22,945**	**1**
20	**TOTAL LIABILITIES**	**1,487,673**	**100**	**1,667,217**	
21	**CURRENT LIABILITIES**	**639,648**	**43**	**1,593,588**	**96**
22	SUPPLIERS	535,730	36	584,419	35
23	BANK LOANS	1,500	0	189,201	11
24	STOCK MARKET LOANS	0	0	711,381	43
25	TAXES TO BE PAID	7,500	1	6,408	0
26	OTHER CURRENT LIABILITIES	94,918	6	102,179	6
27	**LONG-TERM LIABILITIES**	**792,954**	**53**	**0**	**0**
28	BANK LOANS	80,445	5	0	0
29	STOCK MARKET LOANS	712,509	48	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**0**	**0**	**7,873**	**0**
32	**OTHER LIABILITIES**	**55,071**	**4**	**65,756**	**4**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**722,058**		100 **979,816**	
34	**MINORITY INTEREST**	**42,929**	**6**	**48,685**	**5**
35	**MAJORITY INTEREST**	**679,129**	**94**	**931,131**	**95**
36	**CONTRIBUTED**	**1,142,416**	**158**	**1,142,433**	**117**
37	PAID-IN CAPITAL STOCK (NOMINAL)	119,318	17	119,318	12
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	479,970	66	479,978	49
39	PREMIUM ON SALES OF SHARES	543,128	75	543,137	55
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**(463,287)**	**(64)**	**(211,302)**	**(22)**
42	RETAINED EARNINGS AND CAPITAL RESERVE	1,116,279	155	1,239,893	127
43	REPURCHASE FUND OF SHARES	147,101	20	147,104	15
44	EXCESS (SHORTFALL) IN RESTATEMENT OF HOLDERS' EQUITY	(1,673,010)	(232)	(1,562,844)	(160)
45	NET INCOME FOR THE YEAR	(53,657)	(7)	(35,455)	(4)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **BEVIDES** QUARTER: **3** YEAR: **2002**
FAR BEN, S. A. DE C. V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**14,029**	100	**74,173**	100
46	CASH	14,029	100	52,195	70
47	SHORT-TERM INVESTMENTS	0	0	21,978	30
18	**DEFERRED ASSETS (NET)**	**432,420**	100	**369,751**	
48	AMORTIZED OR REDEEMED EXPENSES	327,089	76	363,268	98
49	GOODWILL	5,772	1	6,483	2
50	DEFERRED TAXES	99,559	23	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**639,648**	100	**1,593,588**	
52	FOREING CURRENCY LIABILITIES	4,654	1	6,994	0
53	MEXICAN PESOS LIABILITIES	634,994	99	1,586,594	100
24	**STOCK MARKET LOANS**	**0**	100	**711,381**	100
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	711,381	100
26	**OTHER CURRENT LIABILITIES**	**94,918**	100	**102,179**	
57	OTHER CURRENT LIABILITIES WITH COST	4,000	4	26,450	26
58	OTHER CURRENT LIABILITIES WITHOUT COST	90,918	96	75,729	74
27	**LONG-TERM LIABILITIES**	**792,954**	100	**0**	
59	FOREING CURRENCY LIABILITIES	0	0	0	0
60	MEXICAN PESOS LIABILITIES	792,954	100	0	0
29	**STOCK MARKET LOANS**	**712,509**	100	**0**	100
61	BONDS	712,509	100	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**0**	100	**0**	
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**0**	100	**7,873**	
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	0	0	7,873	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**55,071**	100	**65,756**	
68	RESERVES	55,071	100	65,756	100
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(1,673,010)**	100	**(1,562,844)**	100
70	ACCUMULATED INCOME DUE TO MONETARY	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION	(1,673,010)	(100)	(1,562,844)	(100)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **BEVIDES** Quarter: **3** Year: **2002**

FAR BEN, S. A. DE C. V.

CONSOLIDATED FINANCIAL STATEMENT

AT SEPTEMBER 30 OF 2002 AND 2001

(Thousands of Pesos)

Previous Printing

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**2,209,731**	**100**	**2,647,033**	**100**
2	**CURRENT ASSETS**	**789,977**	**36**	**1,105,948**	**42**
3	CASH AND SHORT-TERM INVESTMENTS	14,029	1	74,173	3
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	154,819	7	168,703	6
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	51,304	2	54,403	2
6	INVENTORIES	548,220	25	767,499	29
7	OTHER CURRENT ASSETS	21,605	1	41,170	2
8	**LONG-TERM**	**10,305**	**0**	**7,069**	**0**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	0	0	0	0
11	OTHER INVESTMENTS	10,305	0	7,069	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**964,956**	**44**	**1,141,320**	**43**
13	PROPERTY	466,419	21	463,932	18
14	MACHINERY AND INDUSTRIAL	0	0	0	0
15	OTHER EQUIPMENT	1,372,561	62	1,516,853	57
16	ACCUMULATED DEPRECIATION	874,024	40	839,465	32
17	CONSTRUCTION IN PROGRESS	0	0	0	0
18	**DEFERRED ASSETS (NET)**	**432,420**	**20**	**369,751**	**14**
19	**OTHER ASSETS**	**12,073**	**1**	**22,945**	**1**
20	**TOTAL LIABILITIES**	**1,487,673**	**100**	**1,667,217**	
21	**CURRENT LIABILITIES**	**639,648**	**43**	**1,593,588**	**96**
22	SUPPLIERS	535,730	36	584,419	35
23	BANK LOANS	1,500	0	189,201	11
24	STOCK MARKET LOANS	0	0	711,381	43
25	TAXES TO BE PAID	7,500	1	6,408	0
26	OTHER CURRENT LIABILITIES	94,918	6	102,179	6
27	**LONG-TERM LIABILITIES**	**792,954**	**53**	**0**	**0**
28	BANK LOANS	80,445	5	0	0
29	STOCK MARKET LOANS	712,509	48	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**0**	**0**	**7,873**	**0**
32	**OTHER LIABILITIES**	**55,071**	**4**	**65,756**	**4**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**722,058**		100 **979,816**	
34	**MINORITY INTEREST**	**42,929**	**6**	**48,685**	**5**
35	**MAJORITY INTEREST**	**679,129**	**94**	**931,131**	**95**
36	**CONTRIBUTED**	**1,142,416**	**158**	**1,142,433**	**117**
37	PAID-IN CAPITAL STOCK (NOMINAL)	119,318	17	119,318	12
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	479,970	66	479,978	49
39	PREMIUM ON SALES OF SHARES	543,128	75	543,137	55
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**(463,287)**	**(64)**	**(211,302)**	**(22)**
42	RETAINED EARNINGS AND CAPITAL RESERVE	1,116,279	155	1,239,893	127
43	REPURCHASE FUND OF SHARES	147,101	20	147,104	15
44	EXCESS (SHORTFALL) IN RESTATEMENT OF HOLDERS' EQUITY	(1,673,010)	(232)	(1,562,844)	(160)
45	NET INCOME FOR THE YEAR	(53,657)	(7)	(35,455)	(4)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **BEVIDES** QUARTER: **3** YEAR: **2002**

FAR BEN, S. A. DE C. V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Previous Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**14,029**	**100**	**74,173**	**100**
46	CASH	14,029	100	52,195	70
47	SHORT-TERM INVESTMENTS	0	0	21,978	30
18	**DEFERRED ASSETS (NET)**	**432,420**	**100**	**369,751**	
48	AMORTIZED OR REDEEMED EXPENSES	327,089	76	363,268	98
49	GOODWILL	5,772	1	6,483	2
50	DEFERRED TAXES	99,559	23	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**639,648**	**100**	**1,593,588**	
52	FOREING CURRENCY LIABILITIES	4,654	1	6,994	0
53	MEXICAN PESOS LIABILITIES	634,994	99	1,586,594	100
24	**STOCK MARKET LOANS**	**0**	**100**	**711,381**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	711,381	100
26	**OTHER CURRENT LIABILITIES**	**94,918**	**100**	**102,179**	
57	OTHER CURRENT LIABILITIES WITH COST	4,000	4	26,450	26
58	OTHER CURRENT LIABILITIES WITHOUT COST	90,918	96	75,729	74
27	**LONG-TERM LIABILITIES**	**792,954**	**100**	**0**	
59	FOREING CURRENCY LIABILITIES	0	0	0	0
60	MEXICAN PESOS LIABILITIES	792,954	100	0	0
29	**STOCK MARKET LOANS**	**712,509**	**100**	**0**	**100**
61	BONDS	712,509	100	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**0**	**100**	**0**	
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**0**	**100**	**7,873**	
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	0	0	7,873	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**55,071**	**100**	**65,756**	
68	RESERVES	55,071	100	65,756	100
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(1,673,010)**	**100**	**(1,562,844)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION	(1,673,010)	(100)	(1,562,844)	(100)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **BEVIDES** QUARTER: **3** YEAR: **2002**
FAR BEN, S. A. DE C. V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Previous Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF FINANCIAL Amount
72	WORKING CAPITAL	150,329	(487,640)
73	PENSIONS FUND AND SENIORITY	55,071	65,756
74	EXECUTIVES (*)	67	79
75	EMPLOYERS (*)	2,425	2,701
76	WORKERS (*)	4,694	5,309
77	CIRCULATION SHARES (*)	119,318,290	119,318,290
78	REPURCHASED SHARES (*)	0	1,582,890

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **BEVIDES** QUARTER: **3** YEAR **2002**
FAR BEN, S. A. DE C. V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2002 AND 2001
(Thousands of Pesos)

Previous Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**3,671,276**	**100**	**3,918,633**	**100**
2	COST OF SALES	2,862,329	78	3,040,739	78
3	**GROSS INCOME**	**808,947**	**22**	**877,894**	**22**
4	OPERATING	810,500	22	826,042	21
5	**OPERATING**	**(1,553)**	**0**	**51,852**	**1**
6	TOTAL FINANCING	30,160	1	47,149	1
7	**INCOME AFTER FINANCING COST**	**(31,713)**	**(1)**	**4,703**	**0**
8	OTHER FINANCIAL OPERATIONS	0	0	0	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**(31,713)**	**(1)**	**4,703**	**0**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	23,054	1	24,709	1
11	**NET INCOME AFTER TAXES AND WORKERS' SHARING**	**(54,767)**	**(1)**	**(20,006)**	**(1)**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF**	**(54,767)**	**(1)**	**(20,006)**	**(1)**
14	INCOME OF DISCONTINUOUS OPERATIONS	1,386	0	10,857	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**(56,153)**	**(2)**	**(30,863)**	**(1)**
16	EXTRAORDINARY ITEMS NET EXPENSES	(998)	0	(247)	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**(55,155)**	**(2)**	**(30,616)**	**(1)**
19	NET INCOME OF MINORITY INTEREST	(1,498)		4,839	0
20	**NET INCOME OF MAJORITY INTEREST**	**(53,657)**	**(1)**	**(35,455)**	**(1)**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **BEVIDES** QUARTER: **3** YEAR: **2002**
FAR BEN, S. A. DE C. V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Previous Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**3,671,276**	**100**	**3,918,633**	**100**
21	DOMESTIC	3,671,276	100	3,918,633	100
22	FOREIGN	0	0	0	0
23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
6	**TOTAL FINANCING COST**	**30,160**	**100**	**47,149**	**100**
24	INTEREST PAID	80,191	266	98,409	209
25	EXCHANGE LOSSES	410	1	768	2
26	INTEREST EARNED	3,407	11	13,811	29
27	EXCHANGE PROFITS	1,664	6	(3,117)	(7)
28	GAIN DUE TO MONETARY POSITION	(45,370)	(150)	(41,334)	(88)
8	**OTHER FINANCIAL OPERATIONS**	**0**	**100**	**0**	**100**
29	OTHER NET EXPENSES (INCOME) NET	0	0	0	0
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**23,054**		**100** **24,709**	**100**
32	INCOME TAX	17,050	74	12,611	51
33	DEFERED INCOME TAX	(1,496)	(6)	2,726	11
34	WORKERS' PROFIT SHARING	7,500	33	9,372	38
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **BEVIDES**

QUARTER: 3 YEAR 2002

FAR BEN, S. A. DE C. V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Previous Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	3,805,503	4,030,522
37	NET INCOME OF THE YEAR	(55,242)	(49,529)
38	NET SALES (**)	5,028,353	5,525,274
39	OPERATION INCOME (**)	(38,759)	(47,023)
40	NET INCOME OF MAYORITY INTEREST(**)	(141,798)	(85,604)
41	NET CONSOLIDATED INCOME (**)	(147,579)	(79,192)

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **BEVIDES** QUARTER: **3** YEAR: **2002**
FAR BEN, S. A. DE C. V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2002 AND 2001
(Thousands of Pesos)

Previous Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET**	**(55,155)**	**(30,616)**
2	+(-) ITEMS ADDED TO INCOME WHICH DO REQUIRE USING CASH	78,440	77,263
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**23,285**	**46,647**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(28,997)	(7,986)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**(5,712)**	**38,661**
6	CASH FLOW FROM EXTERNAL FINANCING	(81,522)	26,941
7	CASH FLOW FROM INTERNAL FINANCING	0	(6,655)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(81,522)**	**20,286**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**5,568**	**(51,319)**
10	NET INCREASE (DECREASE) IN CASH AND INVESTMENTS	(81,666)	7,628
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	95,695	66,545
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	14,029	74,173

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **BEVIDES**
FAR BEN, S. A. DE C. V.

QUARTER: **3** YEAR: **2002**

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Previous Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**78,440**	**77,263**
13	DEPRECIATION AND AMORTIZATION FOR THE	66,102	66,176
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	7,517	8,572
15	+ (-) NET LOSS (PROFIT) IN MONEY	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	4,821	2,515
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(28,997)**	**(7,986)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT	3,692	76,092
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	125,670	66,655
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(1,009)	60,155
21	+ (-) INCREASE (DECREASE) IN SUPPLIER	(134,921)	(151,688)
22	+ (-) INCREASE (DECREASE) IN OTHER	(22,429)	(59,200)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(81,522)**	**26,941**
23	+ SHORT-TERM BANK AND STOCK MARKET	0	0
24	+ LONG-TERM BANK AND STOCK MARKET	0	1,060
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	(50,521)	25,881
28	(-) STOCK MARKET AMORTIZATION	(2,014)	0
29	(-) OTHER FINANCING AMORTIZATION	(28,987)	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**0**	**(6,655)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL	0	(737)
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	0	(5,918)
33	+ CONTRIBUTION FOR FUTURE CAPITAL	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**5,568**	**(51,319)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	0	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND	(21,649)	(54,859)
36	(-) INCREASE IN CONSTRUCTIONS IN	0	0
37	+ SALE OF OTHER PERMANENT	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	27,217	3,540

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **BEVIDES** QUARTER: 3 **2002**

FAR BEN, S. A. DE C. V.

RATIOS
CONSOLIDATED

Previous Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	(1.50)	%	(0.78)	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	(20.88)	%	(9.19)	%
3	NET INCOME TO TOTAL ASSETS (**)	(6.68)	%	(2.99)	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	(82.26)	%	(135.01)	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	2.28	times	2.09	times
7	NET SALES TO FIXED ASSETS (**)	5.21	times	4.84	times
8	INVENTORIES ROTATION (**)	7.16	times	5.71	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	10	days	10	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	14.39	%	14.44	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	67.32	%	62.98	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	2.06	times	1.70	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	0.31	%	0.42	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	82.18	%	0.00	%
15	OPERATING INCOME TO INTEREST PAID	(0.02)	times	0.53	times
16	NET SALES TO TOTAL LIABILITIES (**)	3.38	times	3.31	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.24	times	0.69	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.38	times	0.21	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.53	times	0.66	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	2.19	%	4.65	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	0.63	%	1.19	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(0.79)	%	(0.20)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	(0.07)	times	0.39	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	100.00	%	132.81	%
25	INTERNAL FINANCING TO CASH GENERATED IN FINANCING	0.00	%	(32.81)	%
26	ACQUISITION OF PROPERTY, PLANT AND TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	(388.81)	%	106.90	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **BEVIDES** QUARTER: **3** YEAR: **2002**
FAR BEN, S. A. DE C. V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Previous Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ (1.19)	$ (0.68)
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00	$ 0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ (1.19)	$ (0.68)
5	EFFECT OF DISCONTINUOUS OPERATING CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.01	$ 0.09
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ (0.01)	$ 0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
8	CARRYING VALUE PER SHARE	$ 5.69	$ 7.80
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00	$ 0.00
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
11	MARKET PRICE TO CARRYING VALUE	0.35 times	1.20 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	(1.68) times	(13.02) times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 times	0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Previous Printing

r24: INTERESES PAGADOS EN EL PERIODO ENERO - SEPTIEMBRE DEL 2002 SON:

EN UDI'S 7,875,000

INTERESES $ 24,660

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

INFORME DEL DIRECTOR GENERAL (1)
(Discusión y Análisis del Director General de la Condición Financiera y Resultados de la operación de la Empresa)

ANEXO 1

CONSOLIDADO
Impresión Previa

FAR-BEN, S.A DE C.V. Y SUBSIDIARIAS
Información Financiera al 3er. Trimestre 2002

Monterrey Nuevo León, a 25 de octubre de 2002. FAR-BEN S.A. de C.V. (MSE: Benavides / OTC: FRBNY), la cadena de farmacias más grande en México y Latino América, pioneros del concepto tienda-farmacia, informa respecto a sus resultados financieros acumulados al tercer trimestre del año 2002. Todas las cifras financieras se expresan en pesos al 30 de septiembre del año 2002 y las variaciones se refieren respecto al período comprendido de Enero a Septiembre del año 2001.

Las ventas acumuladas al tercer trimestre fueron de $ 3,671 millones, observando un decremento del 6.3% respecto al mismo período del año 2001. Las ventas acumuladas a mismas tiendas cayeron 7.3% durante el mismo período.

Como consecuencia de un menor nivel de ventas, la utilidad bruta acumulada se situó en $809 millones, presentando un decremento del 7.9%; mientras que el margen bruto sobre ventas pasó del 22.4 % a 22.0% en el mismo período del 2002.

Los gastos de operación acumulados se ubicaron en $811 millones, cifra 2% inferior a la presentada en el mismo período del año 2001. Menores ventas provocaron que los gastos se ubicaran en un 22.1% sobre ventas, resultando por encima de los gastos de 21.1% del mismo período del 2001.

El EBITDA acumulado alcanzó los $66 millones, mientras que la utilidad operativa resultó en pérdida marginal por $1.6 millones.

El CIF acumulado alcanzó los $30 millones, un 36% inferior al mismo período del año anterior. Los impuestos acumulados se ubicaron en $23 millones, 7% menores a los primeros 9 meses del 2001. La utilidad neta acumulada resultó en una pérdida de $55 millones.

El saldo de deuda bancaria y bursátil al final del trimestre, fue de $ 794 millones. Es importante mencionar que la relación con los proveedores de la empresa es sólida, y la administración de Far-Ben ha puesto especial atención en el cuidado de la misma.

Al final del 30 de Septiembre del 2002, Far-Ben terminó con un balance de 591 farmacias, 23 menos que al final del trimestre anterior.

El 21 de Octubre pasado se firmaron los contratos definitivos para la suscripción de acciones entre Far-Ben, S.A. de C.V., los accionistas mayoritarios actuales y Fasa Investment, S.A., empresa subsidiaria de Farmacias Ahumada, S.A. (FASA) tendientes ellos a la capitalización de la emisora.

Dichos contratos establecen la obligación de realizar una Oferta Pública de Compra, en los términos de las disposiciones aplicables. Asimismo quedará condicionado, entre otras cosas, a obtener los permisos y autorizaciones de las dependencias correspondientes.

NOTA 1 PRINCIPALES POLITICAS CONTABLES Y FINANCIERAS

A) ACTIVIDAD PRINCIPAL.

FAR-BEN, S.A. DE C.V. ES UNA SOCIEDAD CONTROLADORA DE COMPAÑIAS CUYAS ACTIVIDADES BASICAS SON LA COMERCIALIZACION DIRECTA CON EL ULTIMO CONSUMIDOR DE PRODUCTOS RELACIONADOS CON EL BIENESTAR Y LA SALUD DE LAS PERSONAS.

B) BASES DE LA CONSOLIDACION.

PARA ESTOS EFECTOS SE CONSIDERO EL BOLETIN B-8, ESTADOS FINANCIEROS CONSOLIDADOS Y COMBINADOS Y VALUACION DE INVERSIONES PERMANENTES EN ACCIONES. SE CALCULARON LOS EXCESOS TANTO DEUDORES COMO ACREEDORES, ASI COMO LA APLICACION DEL METODO DE PARTICIPACION.
SE ELIMINARON LOS SALDOS Y LAS OPERACIONES REALIZADAS ENTRE LAS COMPAÑIAS SUBSIDIARIAS, LOS ESTADOS FINANCIEROS CONSOLIDADOS INCLUYEN LOS DE FAR-BEN, S.A. DE C.V. Y LOS DE SUS COMPAÑIAS SUBSIDIARIAS DE LAS CUALES POSEE LA MAYORIA DE SU CAPITAL SOCIAL DIRECTA O INDIRECTAMENTE.

LAS COMPAÑIAS SUBSIDIARIAS SON LAS SIGUIENTES:

DROGUERIA BENAVIDES, S.A. DE C.V.
BENAVIDES DE MONTERREY, S.A. DE C.V.
BENAVIDES DE REYNOSA, S.A. DE C.V.
BENAVIDES DEL PACIFICO, S.A. DE C.V.
DROGUERIA Y FARMACIA EL FENIX, S.A. DE C.V.

C) BASES PARA LA DETERMINACION DE CIFRAS, PARA EFECTOS DE COMPARABILIDAD DE LOS ESTADOS FINANCIEROS.

PARA EFECTO DE HACER COMPARABLES LOS ESTADOS FINANCIEROS DE SEPTIEMBRE DEL 2002 Y SEPTIEMBRE DEL 2001 ESTOS ULTIMOS SE ACTUALIZARON UTILIZANDO UN FACTOR OBTENIDO DE DIVIDIR LOS I.N.P.C. DE SEPTIEMBRE DEL 2002 ENTRE SEPTIEMBRE DEL 2001.

TANTO PARA EL ESTADO DE SITUACION FINANCIERA COMO EL ESTADO DE RESULTADOS LAS CIFRAS DE LOS ESTADOS FINANCIEROS DE SEPTIEMBRE DEL 2001 ESTAN A PESOS DE SEPTIEMBRE DEL 2002, APLICANDO EL TERCER DOCUMENTO DE ADECUACIONES AL BOLETIN B-10.

D) VALUACION DE INVERSIONES TEMPORALES.
LAS INVERSIONES TEMPORALES ESTAN REGISTRADAS A SU COSTO DE ADQUISICION.

E) VALUACION DE DERECHOS Y OBLIGACIONES EN MONEDA EXTRANJERA.

SE TIENEN REGISTRADOS ACTIVOS Y PASIVOS EN MONEDA EXTRAJERA (DLLS) VER ANEXO N° 6. Y EL TIPO DE CAMBIO PARA SU VALUACION FUE DE $ 10.1767 AL 30 DE SEPTIEMBRE DEL 2002.

F) VALUACION DE LOS INVENTARIOS.

EL INVENTARIO SE VALUA A COSTOS DE REPOSICION, QUE NO EXCEDE A SU VALOR DE REALIZACION.

G) VALUACION DE INMUEBLES, MAQUINARIA Y EQUIPO.

LAS PROPIEDADES Y EQUIPO Y SU CORRESPONDIENTE DEPRECIACION ACUMULADA SE

EXPRESAN A SU VALOR ACTUALIZADO MEDIANTE LA APLICACION AL COSTO HISTORICO DE FACTORES DERIVADOS DEL I.N.P.C.

NOTA 2 INMUEBLES, PLANTA Y EQUIPO.

-	VALOR NETO
TERRENOS Y EDIFICIOS	413,862
EQUIPO DE COMPUTO	6,016
MAQUINARIA Y EQUIPO	482,955
MOBILIARIO Y EQUIPO DE OFICINA	44,368
EQUIPO DE TRANSPORTE	17,755
TOTAL	964,956

NOTA 3 CREDITOS BURSATILES.

EMISION DE OBLIGACIONES.

FECHA DE LA EMISION: 22 DE MAYO DE 1997.

INSTITUCION COLOCADORA: CASA DE BOLSA BANCOMER.

MONTO DE LA EMISION: 419,352,750

OBLIGACION EN CIRCULACION: 2,250,000 OBLIGACIONES CONVERTIBLES A OPCION DEL TENEDOR EN ACCIONES SERIE "B" DENOMINADAS EN UNIDADES DE INVERSION (UDIS) CON VALOR NOMINAL DE 100 (CIEN) UNIDADES DE INVERSION CADA UNA.

MONTO TOTAL DE LA OFERTA: 225,000,000 UNIDADES DE INVERSION.

VALOR DE LA UDI EN LA FECHA DE LA EMISION: 1.863790

GARANTIA:LAS OBLIGACIONES SON QUIROGRAFARIAS Y NO TIENEN GARANTIA ESPECIFICA, POR LO QUE DURANTE LA VIGENCIA DE ESTA EMISION DE OBLIGACIONES, FAR-BEN, S.A. DE C.V., SE SUJETARA A LAS LIMITACIONES A LA ESTRUCTURA FINANCIERA Y CORPORATIVA SEÑALADAS EN EL ACTA DE EMISION Y EN ESTE PROSPECTO DE COLOCACION.

TASA DE INTERES: 6.00% (SEIS PUNTO CERO POR CIENTO)

CONFORME A LOS ACUERDOS TOMADOS POR LA ASAMBLEA DE TENEDORES DE OBLIGACIONES BEVIDES 97U CLEBRADA EL 2 DE SEPTIEMBRE DEL 2002 EL VENCIMIENTO DE ESTA EMISION ES EL 04 DE SEPTIEMBRE DE 2009

NOTA 4 PASIVO CONTINGENTE OBLIGACIONES DE CARACTER LABORAL.

- PRIMA DE ANTIGUEDAD.

AL 31 DE DICIEMBRE DE 1991 LAS COMPAÑIAS SUBSIDIARIAS EFECTUARON ESTUDIOS ACTUARIALES PARA LA DETERMINACION DEL PASIVO POR LOS DERECHOS ACUMULADOS DE LOS TRABAJADORES POR PRIMA DE ANTIGUEDAD DESPUES DE 15 AÑOS DE SERVICIO. EN EL PERIODO SE AFECTARON LOS RESULTADOS POR LA CANTIDAD DE $ 2,234.

- PLAN DE PENSIONES Y JUBILACIONES.

SE TIENE CONSTITUIDO EN LAS COMPAÑIAS PLANES PARA EL PERSONAL POR PENSIONES Y JUBILACIONES COMPLEMENTARIO A LAS PRESTACIONES DEL SEGURO SOCIAL PARA PAGOS DE RETIRO Y BENEFICIOS POR MUERTE. EN EL PERIODO SE AFECTARON LOS RESULTADOS POR LA CANTIDAD DE $ 9,146

NOTA 5 CAPITAL CONTABLE

CONCEPTO	HISTORICO	ACTUALIZACION	TOTAL
CAPITAL SOCIAL	119,318	479,970	599,288
APORTACIONES FUTURAS AUMENTOS DE CAPITAL	0	0	0
PRIMA EN VENTA DE ACCIONES	137,468	405,660	543,128
UTILIDADES ACUMULDAS Y RESERVA DE CAPITAL	459,523	656,756	1,116,279
UTILIDAD DEL EJERCICIO	0	-53,657	-53,657
RVA. P/RECOMPRA DE ACCIONES	31,881	115,219	147,101
EXCESO O (INSUFICIENCIA) EN LA ACT. DE CAPITAL	0	-1,673,010	-1,673,010
TOTAL CAPITAL CONTABLE MAYORITARIO	748,191	-69,061	679,130

NOTA 6 RESERVA PARA RECOMPRA DE ACCIONES.

ESTA RESERVA FUE AUTORIZADA Y CREADA POR LA ASAMBLEA GENERAL DE ACCIONISTAS CELEBRADA EL DIA 29 DE ABRIL DE 1994.
EL SALDO AL FINAL DEL TRIMESTRE ES DE $ 147,101

NOTA 7 COSTO INTEGRAL DE FINANCIAMIENTO.

EL COSTO INTEGRAL DE FINANCIAMIENTO NO CAMBIA DEBIDO A QUE NO TIENE INTERESES CAPITALIZABLES.

NOTA 8 PARTIDAS EXTRAORDINARIAS.

N O A P L I C A B L E

NOTA 9 RESULTADOS NETOS MENSUALES.

N O A P L I C A B L E

NOTA 10 OPERACIONES DISCONTINUADAS

N O A P L I C A B L E

NOTA 13 RESTRUCTURACION ORGANIZACIONAL.

COMO PARTE DE UN PROCESO DE MEJORA ADMINISTRATIVA SE REDUCEN EL NUMERO DE EMPRESAS CON LA FINALIDAD DE AGRUPAR LAS OPERACIONES DE VENTA DE FARMACIA, SERVICIOS ADMINISTRATIVOS IMPORTACIONES Y SERVICIOS DE REPARTO DE LA ORGANIZACION, SE LLEVARON A CABO ESCISIONES Y FUSIONES QUE ENTRARON EN VIGOR DURANTE EL CUARTO TRIMESTRE DEL 2000. COMO RESULTADO DE DICHA REESTRUCTURACION LAS COMPAÑIAS SUBSIDIARIAS AL 30 DE SEPTIEMBRE DEL 2002 SON LAS SIGUIENTES:

CON UNA PARTICIPACION DEL 99.99%:
DROGUERIA BENAVIDES, S.A. DE C.V.
BENAVIDES DE MONTERREY, S.A. DE C.V.
BENAVIDES DE REYNOSA, S.A. DE C.V.
BENAVIDES DEL PACIFICO, S.A. DE C.V.

CON UNA PARTICIPACION DEL 50%:
DROGUERIA Y FARMACIA EL FENIX, S.A. DE C.V.

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Previous Printing

FINANCIAL STATEMENT NOTES (1)

ANNEX 2 **CONSOLIDATED**
Previous Printing

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **BEVIDES**
FAR BEN, S. A. DE C. V.

QUARTER: **3** YEAR: **2002**

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Previous Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	'WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				\CQUISITIOI COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 DROGUERIA BENAVIDES, S.A. DE C.V.	FARMACEUTICO	503,803,455	99.99	455,335	1,291,478
2 BENAVIDES DE MONTERREY, S.A. DE C.V.	FARMACEUTICO	23,613,847	99.99	28,607	95,072
3 BENAVIDES DE REYNOSA, S.A. DE C.V.	IMPORTADORA Y SERV. DE REPARTO	21,026,386	99.99	668	14,279
4 BENAVIDES DEL PACIFICO, S.A. DE C.V.	FARMACEUTICO	2,232,490	99.99	1,870	24,143
5 DROGUERIA Y FARMACIA EL FENIX	FARMACEUTICO	120	50.00	45,000	42,639
TOTAL INVESTMENT IN SUBSIDIARIES				**531,480**	**1,467,611**
ASSOCIATEDS		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**0**	**0**
OTHER PERMANENT INVESTMENTS					**10,305**
TOTAL					**1,477,916**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE COD: **BEVIDES** QUARTER: 3 YEAR: **2002**

FAR BEN, S. A. DE C. V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Previous Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (-) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	24,074	7,924	16,150	131,681	44,633	103,198
MACHINERY	246,590	186,491	60,099	657,755	234,899	482,955
TRANSPORT EQUIPMENT	20,157	17,948	2,209	38,896	23,350	17,755
OFFICE EQUIPMENT	33,415	23,215	10,200	95,871	61,703	44,368
COMPUTER EQUIPMENT	117,575	113,299	4,276	162,302	160,562	6,016
OTHER	0	0	0	0	0	0
DEPRECIABLES TOTAL	**441,811**	**348,877**	**92,934**	**1,086,505**	**525,147**	**654,292**
NOT DEPRECIATION ASSETS						
GROUNDS	49,185	0	49,185	261,479	0	310,664
CONSTRUCTIONS IN PROCESS	0	0	0	0	0	0
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**49,185**	**0**	**49,185**	**261,479**	**0**	**310,664**
TOTAL	**490,996**	**348,877**	**142,119**	**1,347,984**	**525,147**	**964,956**

STOCK EXCHANGE CODIBEVIDES
FAR BEN, S. A. DE C. V.

QUARTER: **3** YEAR: **2002**

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Previous Printing

NOTES

STOCK EXCHANGE CODE: **BEVIDES**
FAR BEN, S. A. DE C. V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **3** YEAR: **2002**

Previous Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
WITH WARRANTY																
BANAMEX	27/10/2004	11.90	0	2,445	0	0	0	0	0	0	0	0	0	0	0	0
SERFIN	29/02/2004	10.10	0	26,000	0	0	0	0	0	0	0	0	0	0	0	0
BITAL	28/10/2004	12.10	0	52,000	0	0	0	0	0	0	0	0	0	0	0	0
OTHER FINANCIAL ENTITIES																
BANORTE	19/11/2002	10.61	1,500	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL BANKS			**1,500**	**80,445**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
LISTED IN THE MEXICAN STOCK EXCHANGE																
UNSECURED DEBT																
CASA DE BOLSA BANCOMER	09/04/2009	6.00	0	712,509	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL STOCK EXCHANGE			**0**	**712,509**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
PROVEEDORES																
PROVEEDOR	30/11/2002		531,076	0	0	4,654	0	0	0	0	0	0	0	0	0	0
TOTAL SUPPLIERS			**531,076**	**0**	**0**	**4,654**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
OTROS PASIVOS CIRCULANTES	30/11/2002		94,918	0	0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			**94,918**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
			627,494	**792,954**	**0**	**4,654**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**

NOTES

TIPO DE CAMBIO UTILIZADO AL 30 DE SEPTIEMBRE DEL 2002 ES 10.1767

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **BEVIDES** QUARTER: **3** YEAR: **2002**

FAR BEN, S. A. DE C. V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6 **CONSOLIDATED**
Previous Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	0	0	0	0	0
OTHER	0	0	0	0	0
TOTAL					
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	0	0	0	0	0
INVESTMENTS	0	0	0	0	0
OTHER	774	7,738	0	0	7,738
TOTAL	**774**	**7,738**			**7,738**
NET BALANCE	**(774)**	**(7,738)**			**(7,738)**
FOREING MONETARY POSITION					
TOTAL ASSETS	**377**	**3,837**	0	0	**3,837**
LIABILITIES POSITION	**457**	**4,654**			**4,654**
SHORT TERM LIABILITIES POSITION	457	4,654	0	0	4,654
LONG TERM LIABILITIES POSITION	0	0	0	0	0
NET BALANCE	**(80)**	**(817)**			**(817)**

NOTES

TIPO DE CAMBIO UTILIZADO AL 30 DE SEPTIEMBRE DEL 2002 ES 10.1767

STOCK EXCHANGE CODE:**BEVIDES** QUARTER: **3** YEAR: **2002**
FAR BEN, S. A. DE C. V.

**INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)**

ANNEX 7

CONSOLIDATED
Previous Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	516,587	1,713,023	1,196,436	0.92	11,044
FEBRUARY	415,991	1,587,974	1,171,983	0.06	(753)
MARCH	(4,053,092)	(2,870,226)	1,182,866	0.51	6,050
APRIL	217,603	1,366,744	1,149,141	0.55	6,278
MAY	192,371	1,348,223	1,155,852	0.20	2,343
JUNE	352,829	1,501,147	1,148,318	0.49	5,599
JULY	405,568	1,529,847	1,124,279	0.29	3,229
AUGUST	344,242	1,486,206	1,141,964	0.38	4,342
SEPTEMBER	400,486	1,478,393	1,077,907	0.60	6,483
ACTUALIZATION:	0	0	0	0.00	755
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					**45,370**

NOTES

STOCK EXCHANGE CODE: **BEVIDES** QUARTER: **3** YEAR: **2002**
FAR BEN, S. A. DE C. V.

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Previous Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

a) La relación activo circulante a pasivo circulante no deberá ser menor a 1.0, durante la vigencia de la emisión.
b) La relación de pasivo total a capital contable, no deberá ser mayor a 1.50.
c) La relación de pasivos con costo a capital contable no deberá ser mayor de 0.80 veces.
d) La relación de utilidad de operación más depreciación, más partidas virtuales que no representen salidas de efectivo, a gastos financieros netos (intereses devengados menos intereses ganados), no deberá ser menor a 1.50 veces durante la vigencia de la emisión. Para el cálculo de esta limitante se deberán considerar los últimos 12 meses.

ACTUAL SITUATION OF FINANCIAL LIMITED

a) Relación activo circulante a pasivo circulante: 1.24
b) Relación pasivo total a capital contable: 2.06
c) Relación de pasivo con costo a capital contable: 1.10
d) Relación utilidad de operación más dep. más partidas virtuales a gastos financieros netos: 0.54

Constancia de las Obligaciones y/o pagarés de mediano plazo
Conforme a los acuerdos tomados por la Asamblea de tenedores de Obligaciones BEVIDES 97U celebrada el 2 de Septiembre del 2002 se dispensa a Far-Ben, S.A. de C.V. hasta el 30 de Enero del 2003, con respecto al cumplimiento de las limitaciones financieras a), b) y c) identificadas en la relación anterior. Así mismo, se otorgó dispensa a la limitación financiera indicada como d) hasta el 31 de Diciembre del 2003.

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

STOCK EXCHANGE CODE: **BEVIDES** QUARTER: **3** YEAR: **2002**
FAR BEN, S. A. DE C. V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9 **CONSOLIDATED**
Previous Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
FARMACIAS	COMERCIO	144,987	0
CAFETERIAS	COMERCIO	1,840	0
TIENDAS FOTOGRAFICAS	COMERCIO	2,361	0
LABORATORIOS	COMERCIO	355	0

NOTES

LA CAPACIDAD INSTALADA DE LOS LABORATORIOS ESTA EXPRESADA EN UNIDADES

STOCK EXCHANGE CODE: **BEVIDES**
FAR BEN, S. A. DE C. V.

QUARTER: **3** YEAR: **2002**

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Previous Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
FARMACIAS	COMERCIO	144,987	0
CAFETERIAS	COMERCIO	1,840	0
TIENDAS FOTOGRAFICAS	COMERCIO	2,361	0
LABORATORIOS	COMERCIO	355	0

NOTES

LA CAPACIDAD INSTALADA DE LOS LABORATORIOS ESTA EXPRESADA EN UNIDADES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **BEVIDES**
FAR BEN, S. A. DE C. V.

QUARTER: **3** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Previous Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
FARMACIA				1,942,105		VARIOS	PUBLICO GENERAL
OTROS DEPTOS.				1,729,171		VARIOS	PUBLICO GENERAL
T O T A L				3,671,276			

NOTES

STOCK EXCHANGE COI BEVIDES QUARTER: 3 YEAR: 2002
FAR BEN, S. A. DE C. V.

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **2001** 423

Number of shares Outstanding at the Date of the NFEA: 119,318,290
(Units)

[X] ARE THE FIGURES FISCALLY AUDITED? [ ] ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 30 OF SEPTIEMBRE OF 2002

FISCAL EARNINGS	-55,242
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PROI	0
- DETERMINED WORKEF	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD
(Present year Information)

NFEA BALANCE TO 30 OF SEPTIEMBRE OF 2002 440

Number of shares Outstanding at the Date of the NFEA: 119,318,290
(Units)

STOCK EXCHANGE COI **BEVIDES** QUARTER: **1** YEAR: **1997**
FAR BEN, S. A. DE C. V.

ANNEX 12
CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

MODIFICATION BY COMPLENTARY	
NFEA BALANCE TO DECEMBER 31st OF : **0000**	0
Number of shares Outstanding at the Date of the NFEA : (Units)	0

STOCK EXCHANGE COI **BEVIDES**
FAR BEN, S. A. DE C. V.

QUARTER: **2** YEAR: **1999**

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

STOCK EXCHANGE COI BEVIDES QUARTER: 3 YEAR: 2002
RAZON SOCIAL: **FAR BEN, S. A. DE C. V.**

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **0000** 0

Number of Shares Outstanding at the Date of the NFEAR: (Units) 0

[ ] ARE FIGURES FISCALLY AUDITED? [ ] ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF ENERO OF	
FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : 31 OF ENERO OF 0

Number of shares Outstanding at the Date of the NFEAR (Units) 0

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000 0

Number of shares Outstanding at the Date of the NFEAR (Units) 0

STOCK EXCHANGE CODE: **BEVIDES** QUARTER: **3** YEAR **2002**
FAR BEN, S. A. DE C. V.

CONSOLIDATED
Previous Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A		0	50,000,000		40,000,000		50,000	
B		0		69,318,290	52,102,257	27,216,033		69,318
TOTAL			**50,000,000**	**69,318,290**	**92,102,257**	**27,216,033**	**50,000**	**69,318**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE
119,318,290
SHARES PROPORTION BY :

CPO'S : 0
UNITS : 0
ADRS's : 0
GDRS's : 0
ADS's : 2 X 1
GDS's : 0

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **BEVIDES** QUARTER: **3** YEAR **2002**
FAR BEN, S. A. DE C. V.

CONSOLIDATED
Previous Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1** **OF JANUARY** **TO** **30** **OF** **SEPTEMBER** **OF** **2002** AND **2001** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR OF THE PREVIOUS YEAR.

C.P. RENE ROMO CHAVEZ
GERENTE DE CONSOLIDACION E INFORMACION FINANCIERA

C.P. DANIEL ESTRADA ARELLANO
GERENTE DE CONTRALORIA

MONTERREY, NL, AT OCTOBER 28 OF 2002